Exhibit 99.1

Newly Elected Directors of Sinovac Hold the First Board Meeting

Mr. Andrew Y. Yan elected Chairman of the Board

New Board Unanimously Resolved to Explore Future Dividend Plans, Conduct Search for New Auditor for Resuming NASDAQ Trading, and Restore Stable Operations of the Company, Amongst Other Things

BEIJING, July 10, 2025 – Sinovac Biotech Ltd. (NASDAQ: SVA) (SINOVAC or the Company), a leading provider of biopharmaceutical products in China, today announced the new board of directors of the Company (the Board), comprising Mr. Simon Anderson, Mr. Shan Fu, Mr. Shuge Jiao, Mr. Chiang Li, Mr. Yuk Lam Lo, Mr. Yumin Qiu, Mr. Yu Wang, Ms. Rui-Ping Xiao, Mr. Andrew Y. Yan and Mr. Yin Weidong (collectively, the new Directors), held its first meeting today at the Company's headquarters in Beijing.

This meeting is the first Board meeting held after the new Directors were elected to the Board at the Special Meeting of the Company held on July 8, 2025, at 8:00 p.m. Atlantic Standard Time. At the Special Meeting, 33,248,861 votes (or 54.71% of the total votes present and voting at the Special Meeting) were voted in favor of the election of the new Directors.

The meeting was attended by eight of the ten new Directors, and another new Director who was absent from the meeting due to a schedule conflict expressed his support for the Board. As the first item on the agenda, the Directors elected Mr. Andrew Y. Yan, Managing Partner of SAIF Partners, as the Chairman of the Board.

Throughout the meeting, the Board stressed its unwavering commitment to shareholder value creation and its intent to explore future dividend plans. Further, as the first steps to rectify the disruptions and chaos created by the previous board of the Company, the Board unanimously resolved that it will work diligently with the management and the advisors of the Company to appoint a new auditor of the Company so that the trading of the Company's shares on NASDAQ can be resumed as soon as possible, to properly and legally resolve the Company's ongoing litigations with shareholders, and to take necessary steps to defend the election results of the Special Meeting and restore stable operations of the Company. To this end, the Board declared that no individual or entity shall be entitled to represent the Company unless they are properly authorized by the Board or the management.

At the meeting, the Board confirmed that Mr. Yin Weidong shall continue to serve as Executive Director and Chief Executive Officer of the Company. The Board thanked the current management for their extraordinary efforts in the past few years in navigating the Company through various challenges and confirmed its support of the current management to continue to lead the Company. Mr. Yin Weidong thanked the Board for its trust and expressed his confidence in the Company under the leadership of the Board.

Mr. Andrew Y. Yan, Chairman of the SINOVAC Board, commented, “I am honored to be elected Chairman at this pivotal moment in SINOVAC’s journey. With the support of our new Board, which fairly represents all shareholders' interest, we are committed to rebuilding trust, enhancing transparency, and delivering long-term value to our shareholders. This marks the beginning of a new era for the Company—one grounded in sound governance, operational excellence, and global ambition. I am confident that, together with management, we will lead SINOVAC into a stronger, more sustainable future."

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Investor and Media Contact

Sinovac Biotech Ltd.

Email: ir@sinovac.com